SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 6-K
____________________________________________________________________________
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
March 30, 2026
____________________________________________________________________________
KONINKLIJKE PHILIPS N.V.
(Exact name of registrant as specified in its charter)
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Royal Philips
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M.J. van Ginneken
Koninklijke Philips N.V.
Prinses Irenestraat 59
1077 WV Amsterdam – The Netherlands

This report comprises a copy of the following press release:
“Philips proposes new appointment and re-appointments to its Supervisory Board and CEO re-appointment”, dated March 23, 2026.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 30th day of March 2026.
KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press Information

March 23, 2026

Philips proposes new appointment and re-appointments to its Supervisory Board and CEO re-appointment

•John DeFord proposed as new member of the Supervisory Board.
•Paul Stoffels, Herna Verhagen and Sanjay Poonen proposed for re-appointment as members of the Supervisory Board.
•Marc Harrison will step down from Philips’ Supervisory Board after his second term.
•Roy Jakobs proposed for re-appointment as President/CEO and Chairman and member of the Board of Management, as previously announced.

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced a proposed Supervisory Board appointment and re-appointments, in addition to the previously announced proposal to re-appointment its President/CEO.

The Supervisory Board will submit to the Annual General Meeting of Shareholders 2026 a proposal to appoint John DeFord (American, 1962) as a new member of the Supervisory Board.

The recommendation for this appointment is based on his extensive experience in the medical device industry as a global technology leader and his deep expertise in regulatory affairs, and quality systems, particularly in the US, as well as his strong track record in innovation and product development.

Mr DeFord currently serves as Chairman and Chief Executive Officer of Samothrace Medical Innovations (since 2021). Until 2021, he was Chief Technology Officer at Becton Dickinson, following senior leadership roles at C.R. Bard. He currently holds non-executive board positions at Nordson Corporation, Globus Medical, Inc., Maravai LifeSciences Holdings, Inc., and Enable Injections Inc.

The Supervisory Board will also submit proposals for the re-appointment of Paul Stoffels (Belgian, 1962), Herna Verhagen (Dutch, 1966) and Sanjay Poonen (American, 1969) as members of the Supervisory Board.

These re-appointments will be recommended given the nominees’ valuable contributions to the Supervisory Board and as proven global business leaders with strong track records across medical and health technology, and digital transformation. Their expertise and leadership will remain of great value as Philips continues to advance its strategic priorities, including innovation, patient safety and disciplined execution, to enable better care for more people.

Marc Harrison (American, 1964), whose second term will expire at the end of the AGM 2026, will step down as member of the Supervisory Board. Mr Harrison joined the Supervisory Board in 2018 and has served two consecutive terms.

Mr Feike Sijbesma, Chairman of Philips’ Supervisory Board, said: “On behalf of the Supervisory Board and the Board of Management, I would like to express our sincere gratitude to Marc Harrison for his valuable counsel and contributions over the past eight years. We welcome John DeFord to Philips’ Supervisory Board. He is a highly regarded global technology leader with extensive experience as a senior MedTech executive, bringing interventional domain knowledge and deep expertise in innovation, technical, regulatory, quality, and U.S. FDA matters.

We recommend the re-appointment of Paul Stoffels, Herna Verhagen and Sanjay Poonen, whose continued service and with their exceptional expertise will further strengthen the Supervisory Board. We are grateful for their ongoing commitment and contributions.”

As previously announced on February 10, 2026, Roy Jakobs (Dutch/German, 1974) is proposed by the Supervisory Board to be re-appointed as its President/CEO and Chairman and member of the Board of Management. The proposal to re-appoint Roy Jakobs reflects the Supervisory Board’s recognition of the progress made since 2022 and its confidence in his leadership as Philips enters the next phase of driving profitable growth.

More information about the Annual General Meeting 2026, which will be held on May 8, 2026, will be published later today. Additional information about the Board of Management and the Supervisory Board can be found here.

For further information, please contact:

Michael Fuchs
Philips Global External Relations
Tel.: +31 614869261
E-mail: Michael.Fuchs@philips.com

Dorin Danu
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: dorin.danu@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home.

Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring and enterprise informatics, as well as in personal health. Philips generated 2025 sales of EUR 18 billion and employs approximately 64,800 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.